Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference of our report, dated July 31, 2024, which appears in the Annual Report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) on August 15, 2025 relating to the audit of the consolidated balance sheets of Reitar Logtech Holdings Limited and its subsidiaries (collectively the “Company”) as of March 31, 2023 and 2024 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
August 15, 2025	Certified Public Accountants
PCAOB ID: 1171